SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 35450; 812-15648

ETF Opportunities Trust and Brookmont Capital Management, LLC

January 15, 2025

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice.

Notice of an application under section 6(c) of the Investment Company Act of 1940 ("Act") for an exemption from section 15(a) of the Act, as well as from certain disclosure requirements in rule 20a-1 under the Act, Item 19(a)(3) of Form N-1A, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, and Sections 6-07(2)(a), (b), and (c) of Regulation S-X ("Disclosure Requirements").

Summary of Application: The requested exemption would permit Applicants to enter into and materially amend subadvisory agreements with certain subadvisors without shareholder approval and grant relief from the Disclosure Requirements as they relate to fees paid to the subadvisors.

Applicants: ETF Opportunities Trust and Brookmont Capital Management, LLC.

Filing Dates: The application was filed on October 23, 2024 and amended on November 4, 2024.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on February 10, 2025, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state

the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by emailing the Commission's Secretary.

ADDRESSES: The Commission: Secretarys-Office@sec.gov. Applicants: ETF Opportunities Trust, 8370 Stony Point Parkway, Suite 205, Richmond, Virginia 23235, Brookmont Capital Management, 5950 Berkshire Lane, Suite 1420, Dallas, Texas 75225 and John H. Lively, Esq, John.Lively@practus.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, or Daniele Marchesani, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' amended application, dated November 4, 2024, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at https://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Office of investor Education and Advocacy at (202) 551-8090.

   For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.